Exhibit 12.1

CAESARS ENTERTAINMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amount in millions) (unaudited)

	Six Months Ended
	June 30,		Fiscal Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Income from continuing operations before income taxes and minority interest	$217	$137	$120	$253	$104	$230	$237

Add:
Distributions from less than 50% owned companies	6	4	10	16	18	43	4
Interest expense	153	167	326	341	379	427	139
Interest component of rent expense(1)	3	4	8	6	8	6	5
Earnings available for fixed charges	$379	$312	$464	$616	$509	$706	$385

Fixed charges:
Interest expense	$153	$167	$326	$341	$379	$427	$139
Capitalized interest	3	3	5	9	13	7	37
Interest component of rent expense(1)	3	4	8	6	8	6	5
Total fixed charges	$159	$174	$339	$356	$400	$440	$181
Ratio of earnings to fixed charges	2.4x	1.8x	1.4x	1.7x	1.3x	1.6x	2.1x

(1)           Assumed interest component to be one-third of rent expense.